CONESTOGA CAPITAL ADVISORS, LLC

Code of Ethics

1.	GOVERNING STANDARDS

This Code of Ethics (the “Code”) has been adopted by Conestoga Capital Advisors, LLC (“CCA”), the Conestoga Small Cap Fund, and the Conestoga Mid Cap Fund (“the Funds”) to comply with Rule 204A-1 under the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 17j-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Code, which has been designed to identify potential conflicts of interests that may exist when employees execute transactions on behalf of their personal accounts or those over which they maintain beneficial ownership, contains procedures that have been reasonably designed to prevent and detect fraudulent, deceptive or manipulative acts by Access Persons (as defined below) of CCA and the Funds.

2.	GENERAL PRINCIPLES:

At all times, CCA and its officers, directors, partners, and employees must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code. All questions regarding the Code should be directed to the CCO. All officers, directors, partners, and employees must cooperate to the fullest extent reasonably requested by the CCO to enable (i) CCA to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge his duties under the Manual.

CCA requires that all officers, directors, partners, and employees act with integrity, competence, dignity and in an ethical manner when dealing with the public, clients, prospects, third-party service providers, employers and fellow employees. It is the explicit policy of CCA that officers, directors, partners, and employees should at all times:

A.	place the interest of their clients first;

B.	conduct all personal securities transactions in a manner consistent with the Code of Ethics;

C.	avoid any actual or potential conflict of interest or any abuse of the individual’s position of trust and responsibility; and

D.	adhere to the fundamental standard that CCA personnel should not take inappropriate advantage of their positions.

3.	DEFINITIONS

Access Person means any director, officer, trustee, general partner, managing member, or Advisory Person (as defined below) of CCA.

Advisory Person means (1) any employee of CCA (or of any company in a control relationship to CCA) who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of a security (as defined in this Code) by any CCA Client (including the Funds), or whose functions relate to the making of any recommendations with respect to such purchases or sales; and (2) any natural person in a control relationship to CCA who obtains information concerning recommendations made to the Funds with regard to the purchase or sale of a security by the Funds.

Beneficial ownership shall be interpreted in the same manner as it would be under Rule 16a-1(a)(2) in determining whether a person is subject to the provision of Section 16 of the Securities Exchange Act of 1934, and the rules and regulations thereunder, which generally encompasses those situations in which the beneficial owner has the right to enjoy some direct or indirect “pecuniary interest” (i.e., some economic benefit) from the ownership of a security. It also includes securities held by members of an Access Person’s immediate family sharing the same household; provided however, this presumption may be rebutted. The term immediate family means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law and includes adoptive relationships. Any report of beneficial ownership required thereunder shall not be construed as an admission that the person making the report has any direct or indirect beneficial ownership in the Covered Securities to which the report relates.

Chief Compliance Officer means, with respect to CCA, that person who is responsible for the development of CCA’s supervisory procedures, for the prevention and detection of insider trading, and for monitoring Access Person’s reporting and certification requirements. At the current time, Duane R. D’Orazio has been appointed by CCA as Chief Compliance Officer (“CCO”).

Control has the same meaning as that set forth in Section 2(a)(9) of the 1940 Act. Section 2(a)(9) provides that “control” means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 percent of the voting securities of any company shall be presumed not to control such company.

Covered Security shall have the meaning set forth in Section 2(a)(36) of the 1940 Act, and generally includes all securities, whether publicly or privately traded, and any option, future, forward contract or other obligation involving a security or index thereof, including an instrument whose value is derived or based on any of the above (i.e., a derivative). The term Covered Security also includes any separate security, which is convertible into or exchangeable for, or which confers a right to purchase such security. A Covered Security does not include: (a) direct obligations of the Government of the United States; (b) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements, (c) shares of registered open-end investment companies (i.e., mutual funds), except that the Funds shall be considered a Covered Security for the purpose of this Code of Ethics, or (d) such other securities as may be excepted under the provisions of Rule 17j-1.

Funds mean any investment companies registered under the 1940 Act that are advised by CCA, including the Conestoga Small Cap Fund and the Conestoga Mid Cap Fund.

Independent Director means a director of CCA or the Funds who is not an “interested person” of CCA or the Funds within the meaning of Section 2(a)(19) of the 1940 Act.

Interested Director means a director of CCA or the Funds who is an “interested person” of CCA or the Funds within the meaning of Section 2(a)(19) of the 1940 Act.

Non-Covered Security shall mean those securities not included in the definition of a Covered Security, such as: (a) direct obligations of the Government of the United States; (b) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements, (c) shares of registered open-end investment companies (i.e., mutual funds) other than the Funds, or (d) such other securities as may be excepted under the provisions of Rule 17j-1.

Portfolio Manager means an employee of CCA who is primarily responsible for the day-to-day management of CCA’s Client portfolios.

Purchase or Sale for purposes of this Code and each Appendix hereto includes, among other things, the writing of an option to purchase or sell a security.

Review Officer means, with respect to the pre-clearance of all Access Persons’ personal securities transactions, Head Trader, or in his absence, the Managing Partner-Research.

A Limited Offering means an offering that is exempt from registration under the Securities Act of 1933 (“Securities Act”) pursuant to Section 4(2) or Section 4(6) or pursuant to Rule 504, Rule 505, or Rule 506 under the Securities Act.

An Initial Public Offering means an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act.

A security held or to be acquired means: (1) any security which, within the most recent 15 days: (a) is or has been held by CCA’s Clients; or (b) is or has been considered by CCA or the Funds for purchase by CCA’s Clients; and (ii) any option to purchase or sell, and any security convertible into or exchangeable for, a security described in clause (1) above.

4.	LEGAL REQUIREMENTS

Rule 17j-1 under the 1940 Act makes it unlawful for CCA, as investment adviser to the Funds, or any affiliated person of CCA in connection with the purchase or sale by such person of a security held or to be acquired by the Funds:

A.	To employ any device, scheme or artifice to defraud the Funds;

B.	To make any untrue statement of a material fact or omit to state to the Funds a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

C.	To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon a client portfolio or the Funds; or

D.	To engage in any manipulative practice with respect to a client portfolio or the Funds.

5.	SUBSTANTIVE RESTRICTIONS

A.	Blackout Period & Inappropriate Advantage. The price paid or received by the CCA client (including the Funds) for any investment should not be affected by a buying or selling interest on the part of an Access Person, or otherwise result in an inappropriate advantage to the Access Person. Thus, to that end:

1.	No Access Person shall enter an order for the purchase or sale of a Covered Security on the day during which a CCA Client has a pending buy or sell order in that same Covered Security or in the three days following the day in which the CCA Client’s order is executed or withdrawn. Such personal transactions will not be pre-cleared. CCA shall maintain a Restriction List that tracks Client transactions to monitor this restriction period.

2.	In order for an Access Person to buy or sell a Covered Security, the CCO must determine that it is clear that, in view of the nature of the investment and the market for such investment, the order of the Access Person will not affect the price paid or received by a CCA Client.

3.	No Access Person shall enter an order in any related personal account for the purchase or sale of a security that a CCA Client is considered an insider.

B.	Disclosure of Interested Transactions. No Access Person shall recommend any transactions with respect to a Covered Security by a CCA Client without first disclosing his or her interest, if any, in such Covered Securities or the issuer thereof, including without limitation:

1.	Any direct or indirect Beneficial Ownership of any Covered Securities of such issuer;

2.	Any contemplated transaction by such Access Person in such Covered Securities;

3.	Any position with the issuer of the Covered Securities or its affiliates; and

4.	Any present or proposed business relationship between the issuer of the Covered Securities or its affiliates and such Access Person or any entity in which such Access Person has a significant interest.

C.	Initial Public Offerings (“IPOs”). No Access Person shall acquire, directly or indirectly, any Beneficial Ownership in any IPO with respect to any security without first obtaining prior approval of the CCO in order to preclude any possibility of their profiting improperly from their positions on behalf of a CCA Client. The CCO shall (a) obtain from such Access Person full details of the proposed transaction (including written certification that the investment opportunity did not arise by virtue of the Access Person’s activities on behalf of a CCA Client; and (b) conclude, after consultation with a Portfolio Manager(s) (who has no personal interest in the issuer of the IPO) of the relevant CCA Clients that might be eligible to receive the IPO, that no CCA Client has a foreseeable interest in purchasing such security. A record of such approval by the CCO and the reasons supporting those decisions shall be kept as required in Section 9.F.

D.	Limited Offerings. No Access Person shall acquire, directly or indirectly, Beneficial Ownership of any security in a Limited Offering without first obtaining the prior written approval of CCA’s CCO, which CCO: (a) has been provided by such Access Person with full details of the proposed transaction (including written certification that the investment opportunity did not arise by virtue of the Access Person’s activities on behalf of a CCA Client, and (b) has concluded, after consultation with a Portfolio Manager(s) (who has no personal interest in the issuer involved in the private placement) of the relevant CCA Clients that might be eligible to receive the Limited Offering, that no CCA Client has a foreseeable interest in purchasing such security. A record of such approval by the CCO and the reasons supporting those decisions must be kept as required in Section 9.F.

E.	Watch List. CCA’s investment management personnel will maintain a Watch List of Covered Securities that CCA is actively evaluating for purchase or sale in Client accounts, including the Funds, or about which CCA might have received Material Non-Public Information. Personal transactions in Covered Securities that are associated with any issuers on the Watch List will not be pre-cleared. The Watch List will be maintained at CCA’s office in Radnor, PA, and updated as necessary, by the CCO. CCA will retain copies of all Watch Lists and their effective dates.

F.	Short-Term Trading Ban. Access Persons are prohibited from profiting in the purchase and sale, or sale and purchase, of any security within thirty (30) calendar days, whether or not the security is also held by a CCA Client.[1] This provision is designed to prohibit potential scalping and frontrunning and to minimize the possibility that an Access Person will attempt to capitalize inappropriately on the market impact of trades in securities that may be held by CCA Clients. Any profits realized by an Access Person on any inadvertent short-term trades may be required to be disgorged after review by the CCO.

G.	Acceptance or Giving of Gifts and Entertainment. Access Persons must not accept or give gifts and entertainment of more than a de minimus value (currently $250 or less) from any entity doing business with or on behalf of the Funds or CCA, unless pre-approved by the CCO.

H.	Service on Boards. Access Persons shall not serve on the boards of directors of publicly traded companies, or in any similar capacity, absent the prior approval of such service by the CCO following the receipt of a written request for such approval. Approval by the CCO shall only be granted after a determination has been made that an Access Person’s board service would be consistent with the interests of CCA’s Clients and the Funds shareholders. In the event such a request is approved, procedures shall be developed to avoid potential conflicts of interest and language will be added to CCA’s disclosure brochure regarding such conflicts. Three examples of potential conflicts of interest regarding such service: (1) conflicting fiduciary duties to the company and to CCA’s Clients and Fund shareholders that have invested in the company; (2) the receipt of options or other rights with respect to securities of the company that might influence investment decisions concerning CCA’s Clients; and (3) the receipt of material, nonpublic information about the company.

6.	EXEMPTIONS

The restrictions noted above shall not apply to the following transactions unless the CCO determines that such transactions violate the provisions enumerated in Section 2 of this Code:

A.	purchases, sales or other transactions effected in any account over which an Access Person has no direct or indirect influence or control. For example, presuming that such relatives do not reside in the same household as the Employee, accounts of family members outside of the immediate family would not be subject to review;

B.	purchases that are part of an automatic dividend reinvestment plan (DRIP);

From time to time, CCA’s CCO may exempt certain transactions from the restrictions noted above on a trade-by-trade basis after careful review and consideration of the particular situation. A record of any exceptions to CCA’s Substantive Restrictions noted above shall be properly documented by the CCO.

7.	PROCEDURES

A.	Pre-Clearance. All Access Persons are required to obtain pre-approval to place a personal securities transaction for a Covered Security from CCA’s Review Officer via MyComplianceOffice. CCA’s primary Review Officer is Duane R. D’Orazio (“D’Orazio”), or in his absence, Robert M. Mitchell (“Mitchell”). D’Orazio is responsible for pre-approving

[1]	In the event of a financial hardship, an employee may provide supporting documentation to request approval from the CCO to sell a security within the thirty (30) day holding period.

Mitchell’s transactions and vice-versa. Once pre-approval is granted to an Access Person, such Access Person may only transact in that security for the remainder of the day. If the Access Person wishes to transact in that security the following day, they must again obtain pre-approval from the Review Officer.

B.	Reporting. In order to provide CCA with information to enable it to determine with reasonable assurance whether the provisions of Rule 17j-1 of the 1940 Act and Rule 204A-1 of the Advisers Act are being observed by its Access Persons, each Access Person of CCA shall submit the following reports in the forms attached hereto as Exhibits C-F or through MyComplianceOffice to the CCO showing all transactions in securities in which the person has, or by reason of such transaction acquires, any direct or indirect Beneficial Ownership except for exempt transactions listed in Section 6 above.

An Independent Director of CCA or the Funds, who would be required to make a report solely by reason of being a Fund director, need not make an initial holdings report under paragraph (d)(1)(i) of Rule 17j-1 and an annual holdings report under paragraph (d)(1)(iii) of Rule 17j-1. Additionally, an Independent Director need not make a quarterly transaction report under paragraph (d)(1)(ii) of this Rule 17j-1, unless the director knew or, in the ordinary course of fulfilling his or her official duties as a Fund director, should have known that during the 15-day period immediately before or after the director’s transaction in a Covered Security, the Funds purchased or sold the Covered Security, or the Funds or its investment adviser considered purchasing or selling the Covered Security.

1.	Initial Holdings Report. Via MyComplianceOffice), every Access Person must report to the CCO no later than ten (10) days after that person becomes an Access Person, the following information (which information must be current as of a date no more than 45 days prior to the date the person becomes an Access Person): (a) the title, number of shares and principal amount of each Covered Security in which the Access Person had any direct or indirect Beneficial Ownership when the person became an Access Person; (b) the name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities, including Covered Securities, held for the direct or indirect benefit of the Access Person as of the date the person became an Access Person; and (c) the date the report is submitted by the Access Person.

2.	Quarterly Transaction Reports. Quarterly personal securities transaction reports shall be submitted by Access Persons on the form provided in Exhibit A (or via MyComplianceOffice) not later than ten (10) days after the end of the most recent calendar quarter in which a transaction was effected. No such periodic report needs to be made if information contained in duplicate broker trade confirmations or account statements of the Access Person are received by the CCO no later than thirty (30) days after the end of each calendar quarter and/or if CCA maintains all of an Access Person’s personal trading information in other of its required books and records (i.e., securities transaction journal).

The quarterly transaction reports shall contain at least the following information for each transaction in a Covered Security in which the Access Person had any direct or indirect beneficial ownership: (a) the date of the transaction, the title, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Covered Security involved; (b) the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition); (c) the price of the Covered Security at which the transaction was effected; (d) the name of the broker, dealer or bank with or through which the transaction was effected; and (e) the date that the report is submitted. Access Persons shall be reminded that they must also report transactions by members of the Access Person’s immediate family including spouse, children and other members of the household in accounts over which the Access Person has direct or indirect influence or control.

On a quarterly basis Access Persons must also disclose, through MyComplianceOffice, the name of any account established by the Access Person during the quarter in which any securities, including Covered Securities, were held for the direct or indirect benefit of the Access Person and include: (a) the name of the broker, dealer or bank with whom the Access Person established the account; (b) the date the account was established; and (c) the date that the report is submitted by the Access Person.

3.	Annual Holdings Report. On an annual basis, Access Persons shall report the following information in MyComplianceOffice (which information must be current as of a date no more than 45 days before the report is submitted): (a) the title, number of shares and principal amount of each Covered Security in which the Access Person had any direct or indirect beneficial ownership; (b) the name of any broker, dealer or bank with whom the Access Person maintains an account in which any securities are held for the direct or indirect benefit of the Access Person; and (c) the date that the report is submitted.

C.	Notification; Annual Certification. The CCO shall notify each Access Person of CCA who may be required to make reports pursuant to this Code, that such person is subject to reporting requirements and shall deliver a copy of this Code to each such person. The CCO shall annually obtain written assurances in MyComplianceOffice from each Access Person that he or she is aware of his or her obligations under this Code and has complied with the Code and with its reporting requirements. The annual certification shall be completed online through MyComplianceOffice within ten (10) days after calendar year end.

D.	Duplicate Copies. A form brokerage letter is attached to this Code as Exhibit B. In order to help ensure that duplicate brokerage confirmations are received for all accounts pertaining to a particular Access Person, such Access Person may complete and send a brokerage letter similar to Exhibit B to each bank, broker or dealer maintaining an account on behalf of the Access Person.

E.	Disclaimer of Beneficial Ownership. Any report under this Section 7 may contain a statement that the report shall not be construed as an admission by the person making such report that he or she has any direct or indirect beneficial ownership in the security to which the report relates.

8.	REPORTING VIOLATIONS

Improper actions by CCA or its Access Persons could have severe negative consequences for CCA, its Clients, and its Access Persons. Impropriety, or even the appearance of impropriety, could negatively impact all Access Persons, including people who had no involvement in the problematic activities.

Access Persons must promptly report any improper or suspicious activities, including any suspected violations of the Code, to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to CCA’s management on the matter. Any problems identified during the review will be addressed in ways that reflect CCA’s fiduciary duty to its Clients.

An Access Person’s identification of a material compliance issue will be viewed favorably by the CCA’s management. Retaliation against any Access Person who reports a violation of the Code in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If an Access Person believes that he or she has been retaliated against, he or she should notify a Managing Partner directly.

9.	REVIEW AND ENFORCEMENT

A.	Report Review.

1.	The CCO shall review the reports required by Section 7 for compliance with this Code. The Section 7 reports of the CCO will be reviewed by another Managing Partner. The CCO shall keep all reports confidential except as disclosure thereof to CCA or the Funds’ Board of Directors, Regulators, or other appropriate persons may be reasonable and necessary to accomplish the purposes of this Code.

2.	If the CCO determines that a violation of the Code may have occurred, before making a final determination that a material violation has been committed by an individual, the CCO may give such person an opportunity to supply additional information regarding the matter in question.

B.	Enforcement.

1.	If any violation of this Code is determined to have occurred, the Compliance Officer may impose sanctions and take such other actions as he or she deems appropriate, including, among other things, requiring that the trades in question be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, issuing a suspension of personal trading rights or suspension of employment (with or without compensation), imposing a fine, making a civil referral to the SEC, making a criminal referral, and/or terminating employment for cause. All sanctions and other actions taken shall be in accordance with applicable employment laws and regulations. Any profits or gifts forfeited shall be paid to the applicable CCA Client or Fund’s shareholders or given to a charity, as the CCO shall determine is appropriate.

2.	If the CCO determines that a material violation of this Code has occurred, he shall promptly report the violation and any enforcement action taken to CCA’s management. If management determines that the material violation may involve a fraudulent, deceptive or manipulative act, CCA will report its findings to the Fund’s Board pursuant to Rule 17j-1.

3.	No person shall participate in a determination of whether he or she has committed a violation of this Code or in the imposition of any sanction against himself or herself.

C.	Reporting to Board. At least annually, CCA shall furnish to the Fund’s Board a written report that: (a) describes any issues arising under the Code or procedures since the last report to the Fund’s Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and (b) certifies in the form provided in Exhibit I that CCA has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

9.	RECORDS

CCA shall maintain records in the manner and to the extent set forth below, which records shall be available for appropriate examination by representatives of the Securities and Exchange Commission or the Fund’s Board.

A.	A copy of this Code and any other code which is, or at any time within the past five years has been, in effect shall be preserved in an easily accessible place;

B.	A record of any violation of this Code and of any action taken as a result of such violation shall be preserved in an easily accessible place for a period of not less than five years following the end of the fiscal year in which the violation occurs, the first two years in an appropriate office of CCA;

C.	A copy of each report made pursuant to this Code by an Access Person, including any information provided in lieu of reports, shall be preserved by CCA for at least five years after the end of the fiscal year in which the report is made or the information is provided, the first two years in an easily accessible place;

D.	A list of all persons who are, or within the past five years have been, required to make reports pursuant to this Code, or who are or were responsible for reviewing these reports, shall be maintained in an easily accessible place;

E.	A copy of each report under Section 8.C. of this Code to the Fund’s Board shall be preserved by CCA for at least five years after the end of the fiscal year in which the record is made, the first two years in an easily accessible place; and

F.	CCA shall preserve a record of any decision, and the reasons supporting the decision, to approve the acquisition by Access Persons of securities under Section 5.C. and 5.D. of this Code for at least five years after the end of the fiscal year in which the approval is granted, the first two years in an easily accessible place.

G.	Any other information as may be required by Rule 17j-1(f) under the 1940 Act and Rule 204A-1 under the Investment Advisers Act of 1940.

10.	CONFIDENTIALITY

All reports of securities transactions and any other information filed with CCA pursuant to this Code shall be treated as confidential, except that the same may be disclosed to CCA management, the Fund’s Board, any regulatory or self-regulatory authority or agency upon its request, or as required by law or court or administrative order.

11.	AMENDMENT

CCA may, from time to time, amend this Code, and/or adopt such interpretations of this Code as it deems appropriate provided, however, the Conestoga Fund’s Board, including a majority of the Independent Directors must approve any material change to this Code within six (6) months after adoption of the